FORM 11-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-35258

Full title of the plan and the address of the plan, if different from that of the issuer named below:
DUNKIN’ BRANDS 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DUNKIN’ BRANDS GROUP, INC.

130 Royall Street
Canton, Massachusetts 02021

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Index of Financial Statements and Supplemental Schedule
December 31, 2015 and 2014

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Administrative Committee of
Dunkin’ Brands Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for plan benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) at December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 28, 2016

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2015 and 2014

	2015	2014
Investments at fair value:
Common collective trust	$8,935,106	10,947,117
Mutual funds	147,514,892	148,562,181
Dunkin’ Brands common stock fund	1,148,294	933,438
Total investments	157,598,292	160,442,736

Receivables:
Employer contributions receivable	146,325	—
Participant contributions receivable	254,576	—
Notes receivable from participants	2,167,124	1,969,450
Total receivables	2,568,025	1,969,450

Net assets available for plan benefits	$160,166,317	162,412,186

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2015

2015
Additions:
Participant contributions	$8,644,722
Rollover contributions	1,121,290
Employer contributions	4,032,702
Total contributions	13,798,714

Net depreciation in fair value of investments	(10,020,801)
Interest and dividend income	9,614,720

Total net additions	13,392,633

Deductions:
Distributions to participants	15,554,559
Administrative fees	83,943
Total deductions	15,638,502

Net decrease	(2,245,869)

Net assets available for plan benefits, beginning of year	162,412,186

Net assets available for plan benefits, end of year	$160,166,317

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

1.     DESCRIPTION OF PLAN:

The following description of the Dunkin’ Brands 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by Dunkin’ Brands Group, Inc., covering substantially all employees of the Company who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plan Administrative Committee (the “Committee”) is responsible for oversight of the Plan. The Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Compensation Committee.

Throughout these financial statements, “the Company”, refers to Dunkin’ Brands Group, Inc. and its consolidated subsidiaries taken as a whole.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute up to 80% of their eligible compensation on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional “catch-up” contribution subject to IRC limitations. Participants who do not make an affirmative deferral election upon becoming eligible are automatically enrolled in the Plan at a 2% deferral rate. Participant contributions may be matched by the Company, at the Company’s sole discretion. Unless otherwise determined and communicated by the Company in advance of a Plan year, matching contributions will be made equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. However, the Company may suspend matching contributions for any period beginning after such suspension is communicated. During 2015, the Company made matching contributions equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company’s board of directors may elect to contribute a discretionary non-elective amount in addition to matching contributions. Discretionary contributions are allocated based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. Participants must be employed on the last day of the Plan year to be eligible for such contributions. The Company did not make a non-elective discretionary contribution for 2015.

Participant Accounts

A separate account is established for each participant upon enrollment in the Plan. Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s matching and additional discretionary contributions, and the participant’s allocation of the Plan’s earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of earnings are based on participants’ account balances and fund selections. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following schedule:

Completed Years of Service	Percent Vested
Less than 1 year	0%
1 year	25%
2 years	50%
3 or more years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used first toward such restoration of any participant accounts, and then used to reduce future employer contributions or pay plan administrative expenses. During 2015, there were no forfeitures used for administrative expenses, and $66,020 was used to reduce employer contributions. Unapplied forfeitures remaining as of December 31, 2015 and 2014 were $237,509 and $210,269, respectively.

Unallocated Assets

The Plan holds assets in an unallocated account which receives contributions as a result of a revenue sharing agreement with Charles Schwab Bank. Funds in the account are used to pay plan expenses. During 2015, $79,143 was used to pay Plan expenses and $95,014 was credited to participant accounts. Unallocated assets were $6,079 and $84,887 at December 31, 2015 and 2014, respectively.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death, or other separation from service. Participants who terminate employment may elect a lump sum distribution, a partial distribution, or installment payments.

A participant may request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from a hardship, as defined in the plan document. A participant may also withdraw rollover contributions at any time.

Notes Receivable from Participants

A participant shall be entitled to a loan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. The minimum loan amount is $1,000. Participants may have only one loan outstanding at any given time. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within five years unless the proceeds are used to purchase a primary residence, in which case a longer repayment period may be allowed.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (the “FASB”) issued new guidance related to disclosures for investments in certain entities that calculate net asset value per share (or its equivalent). The new guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The new guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. This guidance is required to be applied retrospectively and is effective for the Plan’s fiscal year ending December 31, 2016, with early adoption permitted. The Plan retrospectively adopted this guidance as of December 31, 2015, which resulted in the revision of the fair value measurement disclosures for the prior period to conform to the current period presentation. The adoption of this guidance did not have any impact on the Plan’s financial statements.

In July 2015, the FASB issued new guidance to reduce complexity in employee benefit plan accounting. Part II of the new guidance eliminates the disclosure requirement for investments (both participant and nonparticipant directed) that represent 5 percent or more of net assets available for benefits as well as the net appreciation or depreciation for investments by type. Benefit plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, however, will no longer be required to disaggregate and disclose by general type. In addition, investments (both participant and nonparticipant directed) will be required to be grouped only by general type, eliminating the need to disaggregate the investments on the basis of nature, characteristics, and risk. Part I and Part III of the new guidance is not applicable to the Plan. The new guidance is required to be applied retrospectively and is effective for the Plan’s fiscal year ending December 31, 2016, with early adoption permitted. The Plan retrospectively adopted Part II of the new guidance as of December 31, 2015, which resulted in the elimination of certain investments disclosures and revision of the fair value measurement disclosures for the prior period to conform to the current period presentation. The adoption of this guidance did not have any impact on the Plan’s financial statements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

Notes Receivable from Participants

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest, and are categorized as notes receivable from participants on the statements of net assets available for plan benefits. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Expenses of the Plan

Substantially all expenses incurred in the administration of the Plan are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.    FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The practical

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Dunkin’ Brands Group, Inc. common stock fund – Valued at the closing price reported on the active market on which the individual security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	2015
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$147,514,892	147,514,892	—	—
Dunkin’ Brands Group, Inc. common stock fund	1,148,294	1,148,294	—	—
Total assets in the fair value hierarchy	148,663,186	148,663,186	—	—
Other investments:
Common collective trust measured at net asset value(a)	8,935,106	—	—	—
Total	$157,598,292	148,663,186	—	—

	2014
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$148,562,181	148,562,181	—	—
Dunkin’ Brands Group, Inc. common stock fund	933,438	933,438	—	—
Total assets in the fair value hierarchy	149,495,619	149,495,619	—	—
Other investments:
Common collective trust measured at net asset value (a)	10,947,117	—	—	—
Total	$160,442,736	149,495,619	—	—
(a) In accordance with the new accounting guidance issued in May 2015 (see Note 2), the common collective trust is not classified in the fair value hierarchy. The net asset values of the common collective trust presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for plan benefits.

The stable value common collective trust held by the Plan as of December 31, 2015 and 2014 has an objective of providing safety of principal, adequate liquidity, and competitive yield with low return volatility. To achieve this objective, the trust invests in the Wells Fargo Synthetic Stable Value Fund. There were no unfunded commitments. One year of notice is required to redeem the trust at contract value. The trustee may

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
Notes to Financial Statements

waive the notice period at their sole discretion. Participant directed redemptions are allowed daily with no restrictions.

4.    PLAN TERMINATION:

The Plan was established with the intention that it will continue indefinitely. Although it has not expressed any intent to do so, the Company has the right to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

5.    PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Dunkin’ Brands Group, Inc. common stock fund. Because the Company is the plan sponsor, transactions involving Dunkin’ Brands Group, Inc. common stock also qualify as party-in-interest transactions.

6.    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 25, 2014 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

7.    SUBSEQUENT EVENTS:

The Plan has evaluated subsequent events through the date these financial statements were issued.

DUNKIN’ BRANDS 401(k) RETIREMENT PLAN
EIN: 51-0120378
Plan Number: 001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Aberdeen Global High Income A Fund	Mutual fund	**	$2,812,375
	Amercent Midcap Value Fund - Instl	Mutual fund	**	5,954,597
	American Beacon Small Cap Value Fund - Instl	Mutual fund	**	4,306,344
	American Funds Balanced R5 Fund	Mutual fund	**	28,595,517
	Baron Asset Fund	Mutual fund	**	7,076,488
	Baron Small Cap Fund	Mutual fund	**	4,477,807
	Blackrock Capital Appreciation Fund - Instl	Mutual fund	**	16,591,263
	Columbia Mid Cap Index Z Fund	Mutual fund	**	3,244,749
	Columbia Small Cap Index Z Fund	Mutual fund	**	1,967,720
*	Dunkin’ Brands Group, Inc. Stock Fund	Common stock	**	1,148,294
	Europacific Growth R4 Fund	Mutual fund	**	3,925,159
	Galliard Retirement Income Fund	Common collective trust	**	8,935,106
	Invesco Real Estate R5 Fund	Mutual fund	**	6,170,962
	Metropolitan West Total Return Bond I Fund	Mutual fund	**	1,899,228
	Oakmark International Fund	Mutual fund	**	6,219,820
	Oppenheimer Developing Markets Y Fund	Mutual fund	**	4,864,156
	Oppenheimer Intl Bond Y Fund	Mutual fund	**	1,242,622
	PIMCO Real Return Fund - Instl	Mutual fund	**	3,811,012
	PIMCO Total Return Fund	Mutual fund	**	9,525,302
	T. Rowe Price Instl Large Cap Value Fund	Mutual fund	**	14,942,688
	Vanguard Institutional Index Fund	Mutual fund	**	15,011,199
	Vanguard Total Bnd Mkt Idx Adm Fund	Mutual fund	**	2,828,339
	Vanguard Total Intl Stk Idx Adm Fund	Mutual fund	**	2,047,545

	Total investments on the statement of net assets available for plan benefits			157,598,292

*	Participant Loans	(4.25%-9.25%)	—	2,167,124

	Total investments on the Form 5500			$159,765,416

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dunkin’ Brands 401(k) Retirement Plan
(Name of Plan)

BY: Retirement Plan Administrative Committee
of Dunkin’ Brands Group, Inc.
as Plan Administrator

/s/ Ted L. Manley
Ted L. Manley
Vice President, Human Resources and
Chair of the Retirement Plan Administrative Committee
DATED: June 28, 2016